ABSC NC 2006-HE4

Asset Backed Securities Portfolio Analysis

4,726 records

Balance: 909,199,782

All records

Selection Criteria: All records

Table of Contents

1. LTV-Aggregate

2. LTV-ARM

3. LTV-FRM

1. LTV-Aggregate

LTV-Aggregate	FICO <= 575	FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO gt 675	Wtd Avg LTV
<= 74.99	7.27	2.07	1.57	1.42	0.75	0.98	63.45
75.00 - 79.99	3.31	0.99	1.02	0.94	0.3	0.68	76.83
80.00 - 84.99	5.41	4.3	6.9	8.66	5.37	7.41	80.3
85.00 - 89.99	5.29	1.56	2.1	1.75	1.28	0.85	86.02
90.00 - 94.99	2.4	3.06	3.23	2.91	1.62	2.33	90.42
95.00 >=	0.35	1.8	2.71	2.43	1.93	3.06	97.29
Total:	24.04	13.77	17.52	18.1	11.25	15.31	82.08

2. LTV-ARM

LTV-ARM	FICO <= 575	FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO gt 675	Wtd Avg LTV
<= 74.99	6.91	1.8	1.1	1.11	0.46	0.41	63.62
75.00 - 79.99	3.12	0.9	0.76	0.58	0.18	0.4	76.72
80.00 - 84.99	5.1	3.91	6.36	7.61	4.4	6.23	80.24
85.00 - 89.99	5.02	1.4	1.75	1.21	0.91	0.46	85.87
90.00 - 94.99	2.18	2.88	2.79	2.26	1.06	1.65	90.39
95.00 >=	0.33	0.69	1.56	1.2	0.79	1.44	95.46
Total:	22.65	11.58	14.32	13.96	7.8	10.59	81.04

3. LTV-FRM

LTV-FRM	FICO <= 575	FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO gt 675	Wtd Avg LTV
<= 74.99	0.37	0.27	0.46	0.31	0.3	0.56	62.59
75.00 - 79.99	0.19	0.09	0.26	0.36	0.12	0.28	77.36
80.00 - 84.99	0.31	0.39	0.53	1.05	0.97	1.18	80.73
85.00 - 89.99	0.27	0.16	0.35	0.54	0.38	0.39	86.79
90.00 - 94.99	0.23	0.18	0.44	0.65	0.56	0.68	90.58
95.00 >=	0.02	1.11	1.15	1.23	1.14	1.63	99.03
Total:	1.4	2.19	3.2	4.14	3.46	4.72	86.44

Credit Suisse

11 Madison Avenue

New York, New York 10010

www.credit-suisse.com

4/19/2006 11:53

The depositor has filed a registration statement (including aprospectus) with the SEC for the offering to which this free writingprospectus relates. Before you invest, you should read the prospectus inthat registration statement and other documents the depositor has filedwith the SEC for more complete information about the depositor and thisoffering. You may get these documents for free by visiting EDGAR on theSEC Web site at www.sec.gov. Alternatively, the depositor, anyunderwriter or any dealer participating in the offering will arrange tosend you the prospectus if you request it by calling toll-free1-800-221-1037.This free writing prospectus is not required to contain all informationthat is required to be included in the base prospectus and theprospectus supplement. The information in this free writing prospectusis preliminary and is subject to completion or change. The informationin this free writing prospectus, if conveyed prior to the time of yourcommitment to purchase, supersedes information contained in any priorsimilar free writing prospectus relating to these securities.This free writing prospectus is being delivered to you solely to provideyou with information about the offering of the mortgage-backedsecurities referred to in this free writing prospectus and to solicit anindication of your interest in purchasing such securities, when, as andif issued. Any such indication of interest will not constitute acontractual commitment by you to purchase any of the securities. Youmay withdraw your indication of interest at any time.The information in this free writing prospectus may be based onpreliminary assumptions about the pool assets and the structure. Anysuch assumptions are subject to change. The information in this free writing prospectus may reflect parameters,metrics or scenarios specifically requested by you. If so, prior to thetime of your commitment to purchase, you should request updatedinformation based on any parameters, metrics or scenarios specificallyrequired by you. Neither the issuer of the securities nor any of its affiliates prepared,provided, approved or verified any statistical or numerical informationpresented in this free writing prospectus, although that information maybe based in part on loan level data provided by the issuer or itsaffiliates.